Filed Pursuant to Rule 424(b)(3)
Registration No. 333-229213
PROSPECTUS SUPPLEMENT NO. 2
TO PROSPECTUS DATED APRIL 2, 2019

AMERICAN DEPOSITARY SHARES

REPRESENTING CLASS A ORDINARY SHARES

This Prospectus Supplement No. 2 supplements the prospectus, dated April 2, 2019, relating to the resale, from time to time, of the American Depositary Shares, or ADSs, each representing one Class A Ordinary Share, being offered by the selling shareholders identified therein. This Prospectus Supplement No. 2 is not complete without, and may not be delivered or utilized except in connection with the prospectus, including any amendments or supplements thereto. If there is any inconsistency between the information in the prospectus and this Prospectus Supplement No. 2, you should rely on the information in this Prospectus Supplement No. 2.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the prospectus to read about factors you should consider before purchasing any of our securities.

This Prospectus Supplement No. 2 is filed for the purpose of including in the prospectus the results of Endava plc for the three and nine months ended March 31, 2019 set forth below, which were also reported in a Current Report on Form 6-K, which was filed with the U.S. Securities and Exchange Commission on May 21, 2019.

Neither the U.S. Securities and Exchange Commission nor any state or other foreign securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

_______________________

The date of this Prospectus Supplement No. 2 is May 21, 2019.

INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT

ENDAVA ANNOUNCES THIRD QUARTER FISCAL YEAR 2019 RESULTS

Q3 FY2019
24.7% Year on Year Revenue Growth to £73.1 million
23.2% Revenue Growth at Constant Currency
IFRS diluted EPS £0.11 compared to £0.08 in the prior year comparative period
Adjusted diluted EPS £0.19 compared to £0.13 in the prior year comparative period

London, U.K. – Endava plc (NYSE: DAVA) ("Endava" or the "Company") a global provider of digital transformation, agile development and intelligent automation services, today announced results for the three months ended March 31, 2019, the third quarter of its 2019 fiscal year ("Q3 FY2019").

"Endava continues to deliver strong results and I am pleased with our performance. Our revenue for Q3 FY2019 was £73.1 million, an impressive increase of 24.7% Year on Year on a reported basis from £58.6 million in the same quarter in the prior year. We continue to expand in all of our geographies and industry verticals." said John Cotterell, Endava’s CEO.

FINANCIAL HIGHLIGHTS:

•	Revenue for Q3 FY2019 was £73.1 million, an increase of 24.7% compared to £58.6 million in the same period in the prior year.

•	Revenue growth rate at constant currency (a non-IFRS measure) was 23.2% for Q3 FY2019 compared to 39.6% in the same period in the prior year.

•	Profit before tax for Q3 FY2019 was £7.6 million compared to £5.5 million in the same period in the prior year, or 10.4% of revenue compared to 9.4% in the same period in the prior year.

•
Adjusted profit before tax (a non-IFRS measure) for Q3 FY2019 was £13.2 million compared to £8.5 million in the same period in the prior year, or 18.1% of revenue compared to 14.5% in the same period in the prior year.

•
Profit for the period was £6.3 million in Q3 FY2019, resulting in a diluted EPS of £0.11, compared to profit for the period of £4.2 million and diluted EPS of £0.08 in the same period in the prior year.

•
Adjusted profit for the period (a non-IFRS measure) was £10.6 million in Q3 FY2019, resulting in adjusted diluted EPS (a non-IFRS measure) of £0.19 compared to adjusted profit for the period of £6.9 million and adjusted diluted EPS of £0.13 in the same period in the prior year.

•	Net cash from operating activities was £12.6 million in Q3 FY2019 compared to £7.9 million in the same period in the prior year.

•	Free cash flow (a non-IFRS measure) was £11.4 million in Q3 FY2019 compared to £7.2 million in the same period in the prior year.

•
At March 31, 2019, Endava had cash and cash equivalents of £59.3 million, compared to £15.0 million at June 30, 2018. Net cash at March 31, 2019 was £59.3 million compared to net borrowing of £4.7 million at June 30, 2018.

OTHER METRICS:

•
Headcount reached 5,573 at March 31, 2019, with 5,012 average operational employees in Q3 FY2019, compared to a headcount of 4,700 at March 31, 2018 and 4,246 average operational employees in the third quarter of the prior year.

•	Number of clients with over £1 million in spend grew to 67 on a rolling twelve months basis at March 31, 2019 compared to 42 at March 31, 2018.

•	Top 10 clients accounted for 40% of revenue in Q3 FY2019, unchanged from the same period in the prior year.

•
By geographic region, 27% of revenue was generated in North America, 27% was generated in Europe and 46% was generated in the United Kingdom in Q3 FY2019. This compares to 25% in North America, 31% in Europe and 44% in the United Kingdom in the same period in the prior year.

•
By industry vertical, 53% of revenue was generated from Payments and Financial Services, 28% from TMT and 19% from Other. This compares to 54% Payments and Financial Services, 29% TMT and 17% Other in the same period in the prior year.

ABOUT ENDAVA PLC:
Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It services clients in the following industries: Payments and Financial Services, TMT, Consumer Products, Retail, Logistics and Healthcare. Endava had 5,573 employees as of March 31, 2019 located in offices in North America and Western Europe and delivery centres in Romania, Moldova, Bulgaria, Serbia, Macedonia, Argentina, Uruguay, Venezuela, and Colombia.
NON-IFRS FINANCIAL INFORMATION:
To supplement Endava’s Consolidated Statements of Comprehensive Income, Consolidated Balance Sheets and Consolidated Statements of Cash Flow presented in accordance with IFRS, the Company uses non-IFRS measures of certain components of financial performance. These measures include: revenue growth rate at constant currency, adjusted profit before tax, adjusted profit for the period, adjusted diluted EPS and free cash flow.

Revenue growth rate at constant currency is calculated by translating revenue from entities reporting in foreign currencies into British Pounds using the comparable foreign currency exchange rates from the prior period. For example, the average rates in effect for the fiscal quarter ended March 31, 2018 were used to convert revenue for the fiscal quarter ended March 31, 2019 and the revenue for the comparable prior period.

Adjusted profit before tax is defined as the Company’s profit before tax adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses, fair value movement of contingent consideration, secondary offering expenses incurred and stamp duty on transfer of shares (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering expenses, Sarbanes-Oxley compliance readiness expenses, secondary offering expenses incurred and stamp duty on transfer of shares). Adjusted PBT margin is adjusted profit before tax as a percentage of total revenue.

Adjusted profit for the period is defined as the Company's profit for the period adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses, fair value movement of contingent consideration, secondary offering expenses incurred and stamp duty on transfer of shares (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering expenses, Sarbanes-Oxley compliance readiness expenses, secondary offering expenses incurred and stamp duty on transfer of shares) together with the tax impact of these adjustments.

Adjusted diluted EPS is defined as the Company's profit for the period adjusted to exclude the impact of share-based compensation expense, amortisation of acquired intangible assets, realized and unrealized foreign currency exchange gains and losses, initial public offering expenses incurred, Sarbanes-Oxley compliance readiness expenses, fair value movement of contingent consideration, secondary offering expenses incurred and stamp duty on transfer of shares (all of which are non-cash other than realized foreign currency exchange gains and losses, initial public offering expenses, Sarbanes-Oxley compliance readiness expenses, secondary offering expenses incurred and stamp duty on transfer of shares), divided by weighted average number of shares outstanding - diluted.

Free cash flow is the Company’s net cash from/(used in) operating activities, plus grants received, less net purchases of non-current assets (tangible and intangible).

In order for Endava’s investors to be better able to compare its current period results with those of previous periods, the Company has shown a reconciliation of IFRS to non-IFRS financial measures. Management believes these measures help illustrate underlying trends in the Company's business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing the Company's business and evaluating its performance. Management also believes the presentation of its non-IFRS financial measures enhances an investor’s overall understanding of the Company’s historical financial performance. The presentation of the Company’s non-IFRS financial measures is not meant to be considered in isolation or as a substitute for the Company’s financial results prepared in accordance with IFRS, and its non-IFRS measures may be different from non-IFRS measures used by other companies.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended March 31		Three Months Ended March 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000
REVENUE	211,312	156,140	73,064	58,598
Cost of sales
Direct cost of sales	(127,356)	(96,104)	(44,330)	(35,783)
Allocated cost of sales	(11,050)	(9,281)	(3,745)	(3,235)
Total cost of sales	(138,406)	(105,385)	(48,075)	(39,018)
GROSS PROFIT	72,906	50,755	24,989	19,580
Selling, general and administrative expenses	(48,609)	(31,755)	(17,601)	(13,705)
OPERATING PROFIT	24,297	19,000	7,388	5,875
Net finance (expense) / income	(4,644)	(1,030)	216	(370)
PROFIT BEFORE TAX	19,653	17,970	7,604	5,505
Tax on profit on ordinary activities	(3,874)	(3,893)	(1,290)	(1,286)
PROFIT FOR THE PERIOD AND PROFIT ATTRIBUTABLE TO OWNERS OF THE PARENT	15,779	14,077	6,314	4,219
Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	(2,365)	(1,108)	(3,027)	(1,363)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD ATTRIBUTABLE TO OWNERS OF THE PARENT	13,414	12,969	3,287	2,856

EARNINGS PER SHARE:
Weighted average number of shares outstanding - Basic	49,072,773	45,100,165	49,500,875	45,100,165
Weighted average number of shares outstanding - Diluted	54,648,204	50,050,447	54,912,822	51,142,347
Basic EPS (£)	0.32	0.31	0.13	0.09
Diluted EPS (£)	0.29	0.28	0.11	0.08

CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2019	June 30, 2018	March 31, 2018
	£’000	£’000	£’000

ASSETS - NON-CURRENT
Goodwill	41,197	41,062	39,267
Intangible assets	28,800	30,787	30,051
Property, plant and equipment	9,359	8,584	8,350
Deferred tax assets	4,731	2,488	926
TOTAL	84,087	82,921	78,594
ASSETS - CURRENT
Inventories	—	16	57
Trade and other receivables	63,041	52,352	50,190
Corporation tax receivable	649	677	—
Cash and cash equivalents	59,339	15,048	9,462
TOTAL	123,029	68,093	59,709
TOTAL ASSETS	207,116	151,014	138,303
LIABILITIES - CURRENT
Borrowings	29	19,744	23,612
Trade and other payables	43,983	40,243	32,843
Corporation tax payable	2,045	1,488	644
Contingent consideration	1,211	5,259	4,947
Deferred consideration	1,516	4,401	2,851
Other liabilities	248	—	—
TOTAL	49,032	71,135	64,897
LIABILITIES - NON CURRENT
Borrowings	1	20	34
Contingent consideration	—	7,251	6,751
Deferred consideration	—	—	1,238
Deferred tax liabilities	2,380	2,832	2,621
Other liabilities	67	277	267
TOTAL	2,448	10,380	10,911
EQUITY
Share capital	1,085	996	996
Share premium	16,451	2,678	2,678
Merger relief reserve	4,430	4,430	4,430
Retained earnings	133,219	59,260	52,959
Other reserves	2,692	4,410	3,707
Investment in own shares	(2,241)	(2,275)	(2,275)
TOTAL	155,636	69,499	62,495
TOTAL LIABILITIES AND EQUITY	207,116	151,014	138,303

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended March 31		Three Months Ended March 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000
OPERATING ACTIVITIES
Profit for the period	15,779	14,077	6,314	4,219
Income tax charge	3,874	3,893	1,290	1,286
Non-cash adjustments	18,270	4,453	4,965	1,781
Tax paid	(3,641)	(3,688)	(730)	(1,414)
UK research and development credit received	1,278	1,854	1,278	—
Net changes in working capital	(11,271)	(215)	(493)	2,074
Net cash from operating activities	24,289	20,374	12,624	7,946

INVESTING ACTIVITIES
Purchase of non-current assets (tangibles and intangibles)	(5,153)	(3,680)	(1,189)	(919)
Proceeds from disposal of non-current assets	33	2	8	8
Acquisition of business / subsidiaries (net of cash acquired)	(3,142)	(25,423)	(3,142)	(8,031)
Interest received	286	30	160	7
Net cash used in investing activities	(7,976)	(29,071)	(4,163)	(8,935)

FINANCING ACTIVITIES
Proceeds from borrowings	3,500	22,979	—	—
Repayment of borrowings	(23,538)	(28,094)	(12)	(14,451)
Interest paid	(280)	(413)	(58)	(210)
Grant received	1,784	147	—	147
Net proceeds from initial public offering	44,828	—	—	—
Issue of shares	85	—	85	—
Net cash from financing activities	26,379	(5,381)	15	(14,514)
Net change in cash and cash equivalents	42,692	(14,078)	8,476	(15,503)

Cash and cash equivalents at the beginning of the period	15,048	23,571	51,044	25,066
Exchange differences on cash and cash equivalents	1,599	(31)	(181)	(101)
Cash and cash equivalents at the end of the period	59,339	9,462	59,339	9,462

RECONCILIATION OF ADJUSTED FINANCIAL MEASURES TO COMPARABLE IFRS FINANCIAL MEASURES

RECONCILIATION OF REVENUE GROWTH RATE AT CONSTANT CURRENCY TO REVENUE GROWTH RATE AS REPORTED UNDER IFRS:

	Nine Months ended March 31		Three Months ended March 31
	2019	2018	2019	2018
REVENUE GROWTH RATE AT CONSTANT CURRENCY	34.4%	34.6%	23.2%	39.6%
Foreign exchange rates impact	0.9%	(0.4%)	1.5%	(3.0%)
REVENUE GROWTH RATE AS REPORTED UNDER IFRS	35.3%	34.2%	24.7%	36.6%

RECONCILIATION OF ADJUSTED PROFIT BEFORE TAX AND ADJUSTED PROFIT FOR THE PERIOD:

	Nine Months Ended March 31		Three Months Ended Mar 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

PROFIT BEFORE TAX	19,653	17,970	7,604	5,505
Adjustments:
Share-based compensation expense	8,690	1,026	3,680	306
Amortisation of acquired intangible assets	2,609	1,804	857	844
Foreign currency exchange (gains) losses, net	(1,262)	545	(121)	64
Initial public offering expenses incurred	1,055	2,472	—	1,787
Sarbanes-Oxley compliance readiness expenses incurred	1,227	—	529	—
Fair value movement of contingent consideration	5,805	—	—	—
Secondary offering expenses incurred	306	—	306	—
Stamp duty on transfer of shares	385	—	385	—
Total adjustments	18,815	5,847	5,636	3,001
ADJUSTED PROFIT BEFORE TAX	38,468	23,817	13,240	8,506

PROFIT FOR THE PERIOD	15,779	14,077	6,314	4,219
Adjustments:
Adjustments to profit before tax	18,815	5,847	5,636	3,001
Tax impact of adjustments	(3,661)	(745)	(1,312)	(359)
ADJUSTED PROFIT FOR THE PERIOD	30,933	19,179	10,638	6,861

Diluted EPS (£)	0.29	0.28	0.11	0.08
Adjusted diluted EPS (£)	0.57	0.38	0.19	0.13

RECONCILIATION OF NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOW

	Nine Months Ended March 31		Three Months Ended March 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Net cash from operating activities	24,289	20,374	12,624	7,946
Adjustments:
Grant received	1,784	147	—	147
Net purchases of non-current assets (tangible and intangible)	(5,120)	(3,678)	(1,181)	(911)
Free cash flow	20,953	16,843	11,443	7,182

SUPPLEMENTARY INFORMATION

SHARE-BASED COMPENSATION EXPENSE

	Nine Months Ended March 31		Three Months Ended March 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Direct cost of sales	3,587	686	1,648	205
Selling, general and administrative expenses	5,103	340	2,032	101
Total	8,690	1,026	3,680	306

DEPRECIATION AND AMORTIZATION

	Nine Months Ended March 31		Three Months Ended March 31
	2019	2018	2019	2018
	£’000	£’000	£’000	£’000

Direct cost of sales	2,870	2,371	1,011	821
Selling, general and administrative expenses	3,030	2,081	972	944
Total	5,900	4,452	1,983	1,765

EMPLOYEES, TOP 10 CUSTOMERS and REVENUE SPLIT

Six Months Ended December 31	Nine Months Ended March 31		Three Months Ended March 31
	2019	2018	2019	2018

Closing number of total employees	5,573	4,700	5,573	4,700
Average operational employees	4,821	3,829	5,012	4,246

Top 10 customers %	36%	43%	40%	40%
Number of clients with > £1m of revenue (rolling 12 months)	67	42	67	42

Geographic split of revenue %
North America	27%	19%	27%	25%
Europe	28%	35%	27%	31%
UK	45%	46%	46%	44%
Industry vertical split of revenue %
Payments and Financial Services	53%	58%	53%	54%
TMT	27%	28%	28%	29%
Other	20%	14%	19%	17%